UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 7, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Group")

SIBANYE STRATEGIC UPDATE

Westonaria, 7 July 2016: Sibanye (JSE: SGL & NYSE: SBGL) wishes to advise stakeholders that it has published the final agenda for its Strategic Update on 28 July 2016 at the Sibanye Academy and subsequent visit to its West Wits Surface Operations on 29 July 2016. Further details on the Strategic Update and the agenda are now available on the company website: www.sibanyegold.co.za.

Investors, analysts and media who still wish to register to attend either day, in person or via live webcast, are requested to do so on the website.

Please note that numbers of attendees are limited by capacity constraints and preference will be given to institutional investors, analyst and media, and may be limited to one applicant per institution.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 7, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer